Copa Airlines Reaffirms its Regional Leadership, Announces New Flight to Boston

-- Copa Airlines will begin daily nonstop flights to Boston, Massachusetts, bringing the total of U.S. destinations served by the airline to eight, and making Copa the first airline to offer direct connecting service between Boston and Central and South America, through the Hub of the Americas in Panama.

-- In July 2013, the Panamanian airline will increase flight frequencies to three key destinations: Orlando, Florida, U.S.; Punta Cana, Dominican Republic; and Port of Spain, Trinidad and Tobago.

-- Copa also will expand its fleet, taking delivery of seven state-of-the-art Boeing 737-800 aircraft with the Sky Interior design; Copa's fleet will reach 90 aircraft by the end of 2013.

PANAMA CITY, Jan. 23, 2013 /PRNewswire/ -- Copa Airlines, subsidiary of Copa Holdings, S.A., {NYSE: CPA} today announced its growth plan for the first half of 2013, which includes the start of new nonstop service to Boston, Massachusetts in the United States; an increase in flight frequencies to three of its main destinations; and expansion of its fleet.

The growth strengthens the airline's regional leadership, offering the fastest and most efficient way to make connections throughout Latin America through the Hub of the Americas in Panama, as well as providing its passengers more flight options and better connections throughout Copa's extensive route network.

"Copa continues its sustained growth in 2013, strengthening our leadership position in Latin America through our Hub of the Americas – the most successful and efficient hub for flights to, from and within Latin America," said Pedro Heilbron, CEO, Copa Airlines. "These efforts will increase the appeal of our product, allowing us to offer our passengers more flight options and destinations with unsurpassed regional connectivity, an on-time performance level among the best in the industry and world-class service."

During 2013, the airline will take delivery of seven new Boeing 737-800 Next Generation aircraft with innovative Sky Interior design this year, bringing Copa's fleet total to 90 modern and efficient aircraft.

The continuous growth of Copa during the last years has not only positively impacted the Panamanian economy, but also the development of commerce and tourism in Latin America, by opening key markets with the best connectivity throughout the different cities in its vast network. As a result, the airline continues to invest in the expansion of its Hub of the Americas in Panama, offering more flights to more destinations throughout the continent.

Boston, 8th U.S. destination

On July 10, Copa Airlines will begin flights to Boston, Massachusetts in the U.S., adding to its network of destinations in North America. Boston – an important academic, business and cultural destination – will be the eighth U.S. city in Copa's network. Travelers will be able to fly nonstop from Panama to this major U.S. city; passengers from cities such Sao Paulo, Bogota, San Jose, Lima and Santiago, among others, will have increased access to convenient connections.

In addition, Copa Airlines will be the first airline to connect Boston with Central and South America through the Hub of the Americas in Panama. The new direct Panama - Boston flight will operate daily with convenient schedules.

Increase in frequencies: more opportunities for connections

By mid-year, Copa Airlines also will increase flight frequencies to three important destinations: Orlando, Florida in the U.S.; Punta Cana, Dominican Republic; and Port of Spain, Trinidad and Tobago, adding connectivity throughout its route network. The frequencies will increase as follows:

Destinations	Daily Flights
	In 2012	In 2013
Orlando, Florida	3	4
Punta Cana, Dominican Republic	3	4
Port of Spain, Trinidad and Tobago	1	2*

*second flight 5 times a week

As of July, Copa Airlines will offer service to 65 destinations in 29 countries in North, Central and South America and the Caribbean from its Hub of the Americas at Tocumen International Airport in Panama City, reinforcing its position as the hub on the continent with the most destinations and international flights.

In addition, Copa Airlines will open its fourth Copa Club in the region – in San Jose, Costa Rica – and will expand its well-known Copa Club at the Hub of the Americas in Panama City.

Copa transported 10.1 million passengers in 2012, an increase of 17 percent compared to the previous year.

Copa Airlines' Major 2012 Achievements

  Transported 10.1 million passengers
  Named winner of Airline Business magazine's "Regional Leadership" category in the Airline Business Strategy Awards2012
  Added five destination to its route network:  Curacao; Guanacaste, Costa Rica; Recife, Brazil; Las Vegas, Nevada; Iquitos, Peru
  Added 87 flight frequencies to existing destinations
  Achieved an on-time performance of close to 90 percent, placing it among the best in the industry
  In June 2012, joined Star Alliance, the largest and most prominent airline network in the world
  Took delivery of 10 new Boeing 737-800 Next Generation airplanes, ending the year with a fleet of 83 aircraft
  Celebrated 65 years of uninterrupted operations since its establishment in 1947
  Celebrated 20 years of operation of the Hub of the Americas at Tocumen International Airport in Panama, the leading hub for connectivity in Latin America
  Experienced a 24 percent growth in capacity compared to 2011

About Copa Holdings, S.A.

Copa Airlines and Copa Airlines Colombia, subsidiaries of Copa Holdings, are leading Latin American providers of passengers and cargo services. The airlines provide service to 64 destinations in 29 countries in North, Central and South America and the Caribbean, operating one of the youngest and most modern fleets in the industry, consisting of 83 aircraft: 57 Boeing Next Generation 737s and 26 Embraer-190s. To make reservations or seat selection, access MileagePlus frequent-flier accounts, keep a trip log, check in for flights, print boarding passes and purchase tickets through secure transactions in 11 different currencies, visit copa.com. Copa recently launched its mobile Internet site, m.copa.com, becoming the first airline in Latin America to offer passengers the ability to use electronic boarding passes. Copa Airlines joined Star Alliance in 2012.

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CONTACT: +011-507-304-2677, mediarelations@copaair.com